Exhibit 99.1

Exhibit 99.1 to Form 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. section 1350, each of the undersigned officers of Norsat International Inc.(the “Company”) hereby certifies that to his or her knowledge, a) the annual report for the year ended December 31, 2014 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 24, 2015

“Amiee Chan”
Amiee Chan

President and Chief Executive Officer

Date: March 24, 2015

“Arthur Chin”
Arthur Chin

Chief Financial Officer